SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On July 10, 2026, InMode Ltd. (the “Company”) issued a press release regarding the receipt of an unsolicited proposal by Steel Partners Holdings L.P.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on July 8, 2026, the Board of Directors of the Company received a letter from M.N. Business Strategy Ltd. extending the expiration date of its previously announced unsolicited proposal through September 15, 2026.

Exhibit No.	Description of Exhibit
99.1	Press Release dated July 10, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshik Itzkovich
Moshik Itzkovich
July 10, 2026	Chief Financial Officer